Mail Stop 4561

April 6, 2009

Mr. Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
401 West A Street
San Diego, CA 92101-7917

> **Re: Pacwest Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 0-30747**

Dear Mr. Wagner:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measurements, page 43

1.   We note your Non-GAAP presentations and the corresponding adjustments, particularly those arriving at net operating earnings and operating noninterest expense. It seems that the effects of such adjustment could more readily be discussed within the context of a GAAP based MD&A and not by excluding these amounts from your discussions of the results of operations but rather by simply quantifying their effects. Please revise your future filings to remove all such

references to the Non-GAAP measures (as you have presented here in tabular format, as well as your table presented within "Noninterest expense" on page 50). We refer you to Regulation 10(e) of Regulation S-K and the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance.

Noninterest Income, page 48

2. Tell us the nature of and type of life insurance policies held by the Company and the accounting literature you are following in accounting for these policies. Since the yield is based on the performance of the underlying investments, please reconcile the yield recognized during both fiscal 2007 and 2008 to the actual returns being experienced within the markets.

Allowance for Credit Losses, page 56

3. We note the level of Commercial nonaccrual loans increased in fiscal 2008 due to a borrower filing Chapter 11 bankruptcy, as discussed on page 55 (Nonperforming Assets). Tell us the amount of the commercial loan loss allowance attributable to this specific loan and whether all or a portion of this loan had been charged-off at December 31, 2008. If there has been no related charge-off please explain why.

4. Considering the current economic environment and the resulting negative trending, as evidenced by your increased levels of both impaired loans and charge-offs, tell us how you have adjusted your historical loan loss methodology to capture the effects of such trends. Specifically address your methodology as it relates to those loans that are evaluated using loan pools; particularly those you refer to as "pass" credits or loans not adversely classified.

Notes to Consolidated Financial Statements

Note 12 - Fair Value of Financial Instruments, page 108

5. Regarding the assets measured at fair value on a non-recurring basis, in future filings please revise your disclosure to address the inputs used in determining the classification level within the fair value hierarchy under SFAS 157.

Matthew P. Wagner
Pacwest Bancorp
April 6, 2009
Page 3

6.   We note you utilize an independent third party to determine the fair value of the
        securities available-for-sale. Please tell us and revise future filings to disclose the
        following:

    •   the number of prices you generally obtained per instrument, and if you
        obtained multiple prices, how you determined the ultimate fair value;
    •   whether and if so how and why, you adjusted quotes or prices you obtained
        from brokers and pricing services; and
    •   the procedures you performed to validate the prices you obtained to ensure the
        fair value determination is consistent with SFAS 157, and to ensure that you
        properly classified your assets and liabilities in the fair value hierarchy.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551- 3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief